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                                                         Exhibit 12(a)(1)(I)

Media contact:
Michael Moser
(Office)  (208) 384-6016
(Home)    (208) 853-9259

Investor contact:
Vincent Hannity
(Office)  (208) 384-6390
(Home)    (208) 345-8141


FOR IMMEDIATE RELEASE: March 22, 2000

    BOISE CASCADE COMMENCES TENDER OFFER FOR BOISE CASCADE
                 OFFICE PRODUCTS MINORITY SHARES

     BOISE, Idaho--Boise Cascade Corporation (NYSE:BCC) today commenced a tender offer for the minority public shares of Boise Cascade Office Products Corporation (NYSE:BOP) for the previously announced amount of $16.50 per share.

     If Boise Cascade is successful in acquiring a majority of the minority public shares during the tender, the company will proceed with a "short form" merger at the same cash price as the tender offer. Such a merger would not require the approval of either BOP or BCC shareholders.

     The offer and withdrawal rights under the tender offer will expire on April 19, 2000, unless extended.

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     If the tender and subsequent merger are successful, BOP will again become a wholly owned subsidiary of Boise Cascade.

     Boise Cascade Corporation, headquartered in Boise, Idaho, is a major distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products. The company also owns and manages over 2 million acres of timberland in the United States. Visit the Boise Cascade web site at www.bc.com.